Exhibit 99.2

NICE Expands Its Presence in Japan with Availability of CXone in Osaka

 Business continuity service offering introduced due to strong demand

Hoboken, N.J., March 7, 2024 – NICE (Nasdaq: NICE) today announced that it has launched a second CXone Cloud Region in Japan. This presents a unique and critical functionality tailored specifically for the Japanese market. NICE will provide a business continuity (BCP) service for CXone in Osaka, enhancing the overall resilience of CXone cloud infrastructure for Japanese customers. Osaka’s robust infrastructure and connectivity made it a strategic choice for hosting BCP cloud services, providing reliable and high-performance solutions for NICE customer business needs.

There is increased demand in Japan for reliable and secure cloud services. Many organizations in Japan have strict requirements to ensure business stability during unexpected outages. The new Osaka business continuity offering is designed to enable CXone customers in Japan to be able to operate contact center services within Japan observing regulatory requirements, in the event of a natural disaster. With this new BCP service, NICE customers in the region can deliver exceptional Enlighten-powered CX without interruption and while keeping their data protected.

Darren Rushworth, President, NICE International, said, “This investment demonstrates NICE’s commitment to better serve its Japanese customers. NICE understands the unique challenges in the region when it comes to natural disasters. This enhances the overall resilience of the CXone cloud infrastructure, ensuring business continuity for customers in the face of unforeseen events like earthquakes and typhoons. NICE intends to continue to invest in Japan to optimize service in the market.”

Mary Wardley, VP Customer Service and Contact Center Applications, IDC, said, “The challenge of delivering global solutions is providing for the requirements of each geography. NICE’s continued investment in Japan represents the company’s focus on delivering consistent and secure CX AI technology to its customers in the region.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.